                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              CARDIAC SCIENCE, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
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                         (Title of Class of Securities)

                                    141410209
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                                 (CUSIP Number)

                                Ernst Muller-Mohl
                                  Weinplatz 10
                            8001 Zurich, Switzerland
                               Tel # 41-1-212-0424

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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                               September 30, 1999
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              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-d-1(g), check the following space .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))


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CUSIP
No.  141410209                           13D
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 1        Name of Reporting Person
          I.R.S. Identification No. of Above Person
                                         Ernst Muller-Mohl

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 2        Check the Appropriate Box if a Member of a Group*          (a)  / /

                                                                     (b)  / /
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 3        SEC Use Only

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 4        Source of Funds*          PF

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 5        Check Box if Disclosure of Legal Proceedings is Required      / /

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 6        Citizenship or Place of Organization
                                      Switzerland
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                     7     Sole Voting Power
                                 2,983,750 shares                       26.4%
    Number of    --------------------------------------------------------------
     Shares          8     Shared Voting Power
  Beneficially                  0 shares                                   0%
    Owned By     --------------------------------------------------------------
      Each           9     Sole Dispositive Power
    Reporting                    2,983,750 shares                       26.4%
     Person      --------------------------------------------------------------
      With          10    Shared Dispositive Power
                                 0 shares                                  0%
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11        Aggregate Amount Beneficially Owned By Each Reporting Person
                                      2,983,750 shares

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12        Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                       / /


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13        Percent of Class Represented by Amount in Row (11)
                                                                        26.4%

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14        Type of Reporting Person*
                                   IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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         This Amendment No. 3 (this "Amendment") to the Schedule 13D, dated December 27, 1998 (the "Schedule"), pertains to the reporting person's ownership of certain securities of Cardiac Science, Inc. (the "Issuer"). All capitalized terms used herein and otherwise undefined shall have the meanings ascribed to them in the Schedule.

         This Amendment is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting person. It refers only to information which has materially changed since the filing of Amendment No. 2 to the Schedule.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         (a) Aggregate number of shares beneficially owned: 2,983,750(1) shares

         Percentage: 26.4%(2)

         (b) Mr. Muller-Mohl has sole power to vote or to direct the vote and to dispose or direct the disposition of 2,983,750(1) shares of Common Stock.

         (c) On September 30, 1999, Mr. Muller-Mohl purchased from the Company, in a Regulation S transaction, 375,000 shares of Common Stock and three-year warrants to purchase 56,250 shares of Common Stock at $5.00 per share. The aggregate purchase price of the Common Stock and warrants was $1,500,000.




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 (1) Includes 56,250 shares issuable upon the exercise of warrants held by Mr. Muller-Mohl.
 (2) Based on 11,244,732 shares of Common Stock outstanding.


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                                    Signature

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete, and correct.

Date:    October 18, 1999


                                      /s/ Ernst Muller-Mohl
                                   --------------------------------------------
                                          Ernst Muller-Mohl








            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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